Exhibit 99.39
MICON INTERNATIONAL LIMITED
FILED BY SEDAR
September 25, 2006
To: The Security Regulatory Authorities of each of the Provinces and Territories of Canada
Dear Sirs/Mesdames:
This letter is being filed as the consent of Micon International Limited to being named in Wheaton River Minerals Ltd.’s renewal annual information form (the “AIF”) for the year ended December 31, 2004, dated March 29, 2005 which is incorporated by reference in the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the AIF and of extracts from or a summary of the Report in the written disclosure contained in the AIF:
“Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina dated January 2003.”
We hereby confirm that we have read the written disclosure from the Report and of extracts from or a summary of the Report incorporated by reference in the Circular and have no reason to believe that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

/s/ Harry Burgees
SUITE 900 — 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (416) 362-5135 Fax (416) 362-5763